EXHIBIT 12

PRIMUS GUARANTY, LTD

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED DISTRIBUTIONS OF SUBSIDIARY

(In thousands, except ratios)

	Year Ended December 31,
	2006	2005	2004	2003	2002

Earnings (loss):
Net earnings (loss)	$94,891	$4,083	$23,685	$78,471	$(3,069)
Provision (benefit) for taxes	42	46	46	(172)	254
Distributions on preferred securities of subsidiary	5,683	3,865	2,138	1,854	—
Income (loss) from continuing operations before taxes (b)	100,616	7,994	25,869	80,153	(2,815)

Add:
Fixed charges	16,698	6,589	3,033	1,854	—

Subtract:
Distributions on preferred securities of subsidiary	(5,683)	(3,865)	(2,138)	(1,854)	—
Adjusted earnings (loss)	$111,631	$10,718	$26,764	$80,153	$(2,815)

Fixed charges:
Interest expense	10,849	2,660	881	—	—
Amortization of capitalized debt issuance costs	166	64	14	—	—
Distributions on preferred securities of subsidiary	5,683	3,865	2,138	1,854	—
Total fixed charges and preferred distributions	$16,698	$6,589	$3,033	$1,854	$—

Ratio of earnings to combined fixed charges and distributions on preferred securities of subsidiary (a)	6.69	1.63	8.82	43.23	0.00
(a)	In 2002, the ratio was not applicable as no fixed charges were incurred in such years.
(b)	Income (loss) from continuing operations before taxes represents income (loss) before income taxes plus adding back distributions on preferred securities of subsidiary